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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68773

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/22_____ AND ENDING _____12/31/22_____
                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Jumpstart Securities, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
 ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___3455 Peachtree Road NE, 5th Floor___
            (No. and Street)

___Atlanta___	___GA___	___30326___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Self	404-410-7962	jonathan@jumpstartsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Michael Coglianese CPA, P.C.___
     (Name – if individual, state last, first, and middle name)

___1255 E. Lake Street, Ste. 303___	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

___10/20/2009___	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Jonathan Self_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Jumpstart Securities, LLC_____, as of _____December 31_____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____CEO_____

Notary Public

My Commission Expires 01/07/2026

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

JUMPSTART SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2022
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUMPSTART SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents


Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Jumpstart Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jumpstart Securities, LLC as of December 31, 2022, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Jumpstart Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Jumpstart Securities, LLC's management. Our responsibility is to express an opinion on Jumpstart Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Jumpstart Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Jumpstart Securities, LLC's financial statements. The supplemental information is the responsibility of Jumpstart Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Jumpstart Securities, LLC's auditor since 2015.

Michael Coglianese CPA. P.C.

Bloomingdale, IL
February 23, 2023

JUMPSTART SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS

Cash	$	362,952
Reserve account for the exclusive benefit of customers		1,122
Accounts receivable		118,255
Prepaid expenses		18,579
Total current assets		500,908

WEBSITE		6,355
OTHER ASSET - Deposit		2,656
TOTAL ASSETS	$	509,919

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	32,814
Commission payable		97,996
Customer credits		1,022
TOTAL LIABILITIES		131,832

MEMBERS' EQUITY		378,087
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	509,919

The accompanying notes are an integral part of these financial statements.

JUMPSTART SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUE

Investment banking	$	1,061,424
Escrow administration		3,528
Other income		2,621
Total revenue	$	1,067,573

OPERATING EXPENSES

Compensation and benefits	988,494
Professional fees - consultants	161,611
Regulatory fees	22,176
Technology fees	11,650
Commission expense - broker-dealers	11,250
Rent	9,600
Other operating expenses	9,387
Dues and subscriptions	7,457
Bad debt	5,282
Escrow fees	2,961
Office	2,537

Total expenses	$	1,232,405
NET INCOME (LOSS)	$	(164,832)

The accompanying notes are an integral part of these financial statements.

JUMPSTART SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

MEMBERS' EQUITY, JANUARY 1	$	377,419
Net loss		(164,832)
Members'contributions		165,500
MEMBERS' EQUITY, DECEMBER 31	$	378,087

JUMPSTART SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

OPERATING ACTIVITIES		
Net loss	$	(164,832)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Increase in reserve account		(4)
Increase in accounts receivable		(110,250)
Decrease in prepaid expenses		3,073
Increase in deposits		(2,473)
Decrease in bank loan payable		(980)
Increase in accounts payable		16,937
Increase in commission payable		97,996
Decrease in customer credits		(5)
Net cash used by operating activities		(160,538)
INVESTING ACTIVITIES		
Website		(886)
Net cash used by investing activities		(886)
FINANCING ACTIVITIES		
Members' contributions		165,500
Net cash provided by financing activities		165,500
NET INCREASE IN CASH		4,076
CASH AT BEGINNING OF YEAR		358,876
CASH AT END OF YEAR	$	362,952
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

The accompanying notes are an integral part of these financial statements.

JUMPSTART SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

1. ORGANIZATION AND NATURE OF BUSINESS

Jumpstart Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on October 7, 2011. The Company is a Delaware limited liability company ("LLC"). On February 5, 2013, the Company's parent company, Finovation Systems, LLC acquired Vara Securities, LLC and after several renaming/rebranding instances, the Company finally changed its name to Jumpstart Securities, LLC effective July 25, 2016.

The Company operates as a limited purpose broker-dealer and has the ability to participate in investment banking transactions and referrals in privately placed transactions for corporations and other companies with tax flow-through treatment.

Since the Company is an LLC, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation and Amortization

The Company began building a website in 2021 and will start straight line amortization when the website is up and running; it is expected to be completed in 2023. The useful life of the website is 5 years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is an LLC taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash. As of December 31, 2022, the Company had balances in excess of insured limits totaling approximately $88,000.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Revenue is recognized in the month in which the performance obligation takes place. This is true for all revenue streams, with the exception of Brokerage Fees earned from contingent offerings. When an offering has a contingency, the Company does not earn its fee until the contingency is met. Once the contingency is met, the brokerage fee on each transaction leading up to the contingency is earned at that point.

Customer Credits and Customer Reserve Accounts

The Company collects funds from investors for specific offerings, which are deposited directly into reserve bank accounts for the exclusive benefit of the customers of the Company. These funds are received in three different methods: ACH, wire, and check. As funds are deposited into these reserve accounts, the firm records liabilities for customer credits. As these funds freely clear the bank's system, the funds are then promptly transferred into the escrow account for that specific offering which are recorded under Segregated Customer Monies.

As funds are distributed from the escrow accounts, to be dispersed via ACH and wire, they are transferred back into the reserve accounts. Once those funds promptly leave the reserve account, the customer credits are thus removed.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) under the alternative standard, which requires the maintenance of minimum net capital of the greater of $250,000 or 2 percent of aggregate debit items based on the reserve formula. At December 31, 2022, the Company had net capital of $330,238 which was $80,238 in excess of its required net capital of $250,000.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended December 31, 2022, the Company experienced no material net losses as result of the indemnity.

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC 450) and Accounting Standards Codification 440, *Commitments* (ASC 440). Management has determined that no significant commitments or contingencies exist as of December 31, 2022.

5. RELATED PARTY TRANSACTIONS

The Company has agreements with related parties that have certain common ownership or common management: an expense sharing agreement with Finovation Systems, LLC, a service agreement with Nectar Consulting, LLC, and a technology service agreement with Prime Trust, LLC. As of December 31, 2022, the Company had payables due to Nectar Consulting of $10,200 and a receivable due from Prime Trust of $487.

The transactions included in these payables are technology fees, AML exception fees, rent, professional services, miscellaneous expenses, an allocation of wages for services provided, and capitalized expenses for creation of website. The website development continued into 2022 with monthly consultancy fees on the project while in the infrastructure development stage. During the year ended December 31, 2022, the company incurred net expenses of $247,792 payable to related parties for the services mentioned above.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date that its financial statements were available for issuance and determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

JUMPSTART SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 378,087
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts Receivable	(20,259)
Prepaid expenses	(18,579)
Website	(6,355)
Deposit	(2,656)
NET CAPITAL	$ 330,238
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	-
Minimum dollar net capital required of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000
Net capital requirement	250,000
Excess net capital	80,238
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	30,238

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2022.

See Independent Registered Public Accounting Firm Report.

JUMPSTART SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Jumpstart Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Jumpstart Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Jumpstart Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i), (exemption provisions) and (2) Jumpstart Securities, LLC stated that Jumpstart Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Jumpstart Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jumpstart Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA. P.C.

Bloomingdale, IL
February 23, 2023



EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 8, 2023

Michael Coglianese CPA, P.C.
125 E Lake Street, Ste. 303
Bloomingdale, IL 60108

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Jumpstart Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2022.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Name: Jonathan Self

Title: CFO



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members and Board of Directors of Jumpstart Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Jumpstart Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Jumpstart Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Jumpstart Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1)   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2)   Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3)   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4)   Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Jumpstart Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Jumpstart Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 23, 2023

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended __Dec 31, 2022__
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Jumpstart Securities, LLC
3455 Peachtree Rd NE
5th Floor
Atlanta, GA 30326
SEC# 8-68773

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jonathan Self   (404) 410-7932

2. A. General Assessment (item 2e from page 2) $ 1,566

   B. Less payment made with SIPC-6 filed (**exclude interest**) (1,229)
       __July 29, 2022__
       Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 337

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 337

   G. **PAYMENT:** √ **the box**
       Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
       Total (must be same as F above) $

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jumpstart Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO/FINOP
(Title)

Dated the __17th__ day of __February__ , 20 __23__ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning <u>Jan 1, 2022</u> and ending <u>Dec 1, 2022</u>

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,067,573

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions 0

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 11,250

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 7,101

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

      Escrow Administration and Reimbursed Expenses 5,388

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

         Enter the greater of line (i) or (ii) 0

         Total deductions 23,739

2d. SIPC Net Operating Revenues $ 1,043,834

2e. General Assessment @ .0015 $ 1,566

         (to page 1, line 2.A.)